Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes conducted at the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) held on April 16, 2026.

There were present at the meeting registered shareholders and proxy holders holding or authorized to vote 12,696,656 subordinate voting shares (carrying one vote per share), being 58.4% of the issued and outstanding subordinate voting shares of the Corporation, and one proxy holder authorized to vote 1,548,000 multiple voting shares, being 100% of the issued and outstanding multiple voting shares of the Corporation.

Election of Directors

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 6, 2026 (the “Circular”) was elected as a director. The voting results for the eleven directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	26,114,462	95.44	1,248,949	4.56	10,511,774	89.38	1,248,949	10.62
Karen L. Jurjevich	27,075,235	98.95	288,175	1.05	11,472,547	97.55	288,175	2.45
Christine A. Magee	27,171,930	99.30	191,481	0.70	11,569,242	98.37	191,481	1.63
R. William McFarland	25,896,832	94.64	1,466,577	5.36	10,294,144	87.53	1,466,577	12.47
Christine N. McLean	27,071,056	98.93	292,354	1.07	11,468,368	97.51	292,354	2.49
Brian J. Porter	27,300,769	99.77	62,641	0.23	11,698,081	99.47	62,641	0.53
Timothy R. Price	26,319,391	96.18	1,044,021	3.82	10,716,702	91.12	1,044,021	8.88
Lauren C. Templeton	27,277,810	99.69	85,601	0.31	11,675,121	99.27	85,601	0.73
Benjamin P. Watsa	27,066,811	98.92	296,601	1.08	11,464,122	97.48	296,601	2.52
V. Prem Watsa	25,850,515	94.47	1,512,896	5.53	10,247,826	87.14	1,512,896	12.86
William C. Weldon	26,214,271	95.80	1,149,141	4.20	10,611,582	90.23	1,149,141	9.77

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation. The Corporation received proxies with regard to the vote on the appointment of PricewaterhouseCoopers LLP, directing as set forth in the table below:

Vote For (Aggregate)%		Withhold Vote (Aggregate)%
26,753,252	94.54	1,544,983	5.46

Shareholder Proposal

The shareholder proposal requesting that the Corporation disclose its financed emissions, across all material scopes and in absolute terms, as more fully described in Schedule A to the Circular, was not passed. The Corporation received proxies with regard to the vote on the shareholder proposal, directing as set forth in the table below:

Vote For (Aggregate)%		Vote Against (Aggregate)%
5,388,420	19.69	21,974,988	80.31

Toronto, Ontario

April 17, 2026

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Derek Bulas
Name:	Derek Bulas
Title:	Vice President, Chief Legal Officer and Corporate Secretary